Robin Sosnow, Esq., Managing Partner 648 Broadway, Suite 1000 New York, NY 10012 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

January 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	William Demarest

Robert Telewicz

Jonathan Burr

Pamela Long

Re:	Concreit Fund I LLC

Draft Offering Statement on Form 1-A

Submitted on November 27, 2019

CIK 0001781324

Dear Ladies and Gentlemen:

On behalf of Concreit Fund I LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 23, 2019 relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001781324) filed with the Commission on November 27, 2019 (the “Offering Statement”).

The Company’s concurrently filing via EDGAR Amendment No. 1 of the Offering Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

GENERAL

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the Investment Company Act of 1940.

2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to our external manager, Concreit Fund Management LLC.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules and Regulation 14E to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of the tender offer rules and Regulation 14E to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

COVER PAGE

4. We note that your offering will terminate when all $50 million of the investor shares are sold or if you terminate the offering sooner. Please disclose the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to clarify the date the offering will end in accordance with Item 501(b)(8)(iii) of Regulation S-K.

5. Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has updated its cover page on Amendment No. 1 to state that the Company is not an investment company and investors will not have the protections granted under the Investment Company Act of 1940.

DISTRIBUTIONS, PAGE 52

6. Please clarify, if true, that the Preferred Return Hurdle is five percent (5%) per annum of an Investor Member’s initial investment.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company clarifies that the Preferred Return Hurdle is five percent (5%) per annum of the Investor Member’s investment, which will be pro-rated based on a three hundred sixty (360) day year.

SIGNATURES, PAGE 98

7. Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to Instructions to Signatures on Form 1-A.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised the signature page on Amendment No.1 and included signature blocks and the signatures of the Company’s principal financial officer and principal accounting officer in order to be compliant with the Instruction 1 to Instructions to Signatures on Form 1-A.

EXHIBITS

8. We note the subscription agreement includes a fee shifting provision in Section 8.7. Please expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. Please also disclose whether purchasers of shares in a secondary transaction would be subject to these provisions. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has updated its disclosure to identify (i) the types of actions subject to the fee shifting provision in Section 8.7 of the subscription agreement, (ii) whether the fee shifting also applies to claims under the federal securities laws, (iii) whether a purchaser of shares in a secondary transaction would be subject to Section 8.7 of the subscription agreement, (iv) the level of recovery required in order to avoid payment by plaintiff. Lastly, the Company also updated its disclosure to specify who is subject to Section 8.7 of the subscription agreement and who is allowed to recover under this provision.

In addition, the Company has revised its disclosure in Amendment No. 1 to discuss the risk that the fee shifting provisions in Section 8.7 may discourage investor lawsuits that might otherwise benefit the Company and its shareholders.

9. We note that Section 12 of your subscription agreement includes an arbitration provision. Please revise your offering statement to:

● Describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom;

● Describe any questions as to enforceability under federal and state law;

● Clarify whether this provision applies to claims under the federal securities laws; and

● To the extent this provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to such provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE TO COMMENT 9:

(i) In response to the Staff’s comment, the Company has updated its disclosure to describe the Arbitration Provision and inform investors regarding the risks arising therefrom.

(ii) In response to the Staff’s comment, the Company respectfully submits that the arbitration provision of Section 12 of the subscription agreement is enforceable under both federal and state law.

The Company respectfully submits that the arbitration provision in Section 12 of the subscription agreement is enforceable under federal law. Section 12(g) of the subscription agreement states in pertinent part that Section 12 of the subscription agreement is governed by and enforceable under the Federal Arbitration Act (“FAA”). In particular, section 2 of the FAA provides, in relevant part, that arbitration agreements “shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract.” 9 U.S. Code § 2. The United States Supreme Court has continually emphasized that section 2 of the FAA is a “liberal federal policy favoring arbitration and the fundamental principle that arbitration is a matter of contract.” AT&T Mobility LLC v. Concepcion, 563 U.S. 333, 339 (2011) (citing Moses H. Cone Memorial Hospital v. Mercury Constr. Corp., 460 U.S. 1, 24 (1983); Rent-A-Center, West, Inc. v. Jackson, 561 U.S. 63, 67 (2010)). In addition, the United States Supreme Court held that “courts must place arbitration agreements on an equal footing with other contracts and enforce them according to their terms.” AT&T Mobility LLC v. Concepcion, 563 U.S. 333, 339 (2011) (citing Buckeye Check Cashing, Inc. v. Cardegna, 546 U.S. 440, 443 (2006); Volt Information Sciences, Inc. v. Board of Trustees of Leland Stanford Junior Univ., 489 U.S. 468, 478 (1989)). In addition, in a letter from the Chairman of the Commission, Jay Clayton, dated April 24, 2018, Mr. Clayton addressed, inter alia, mandatory arbitration provisions in governing documents and subscription agreements of companies utilizing Regulation A to sell their securities. In relevant part, Mr. Clayton stated that:

[I]n 2015. after reviewing the relevant law and regulations, the Commission staff concluded that there would not be grounds to withhold qualification of a Regulation A offering on the basis that the issuer had included a mandatory arbitration provision in its governing documents. Since then, in light of the Commission staff’s 2015 determination, certain offerings that have included a mandatory arbitration clause have been qualified under Regulation A, provided that the material risks of such a dispute resolution approach had been disclosed and the issuer otherwise qualified for the exemption.

Letter from Jay Clayton, Chairman of the United States Securities and Exchange Commission, for United States Representative Carolyn B. Maloney (April 24, 2018).

Further, the Company respectfully submits the arbitration provision in the subscription agreement is enforceable under Delaware law. Section 8.1 of the subscription agreement expressly states that the subscription agreement is governed by Delaware law. The Delaware Uniform Arbitration Act states that an arbitration agreement is “valid, enforceable and irrevocable, save upon such grounds as exist at law or in equity for the revocation of any contract.” 10 Del. C. § 5701. Moreover, according to Delaware law, arbitration agreements are valid and enforceable when the contract clearly and unambiguously reflects the intention to arbitrate. 10 Del. C. § 5701, Kuhn Const., Inc. v. Diamond State Port Corp., 990 A.2d 393, 396 (2010). Moreover, Delaware public policy favors arbitration. Kuhn, 990 A.2d at 396; SBC Interactive, Inc. v. Corporate Media Partners, Del. Supr., 714 A.2d 758, 761 (1998) (holding that public policy of Delaware favors arbitration and doubt as to arbitrability is to be resolved in favor of arbitration). Arbitration agreements will be enforced unless the terms are fraudulent, made under duress, or unconscionable, i.e., there is an absence of meaningful choice and the terms unreasonably favor one of the parties. Graham v. State Farm Mut. Auto. Ins. Co., Del Supr., 565 A.2d 908, 912; Esaka v. Nanticoke Health Servs., Inc., 752 F.Supp.2d 476, 481 (D. Del. 2010). Unequal bargaining power, without more, is insufficient to hold an arbitration agreement ‘unconscionable’ under Delaware law. Wells v. Merit Life Ins. Co., 671 F. Supp. 2d 570 (2009) (citing Gilmer v. Interstate/Johnson Lane Corp., 500 U.S. 20, 33 (1991); see also Graham v. State Farm Mut. Auto. Ins. Co., Del Supr., 565 A.2d 908, 912 (citing Tulowitzki v. Atlantic Richfield Co., Del Supr., 396 A.2d 956, 960 (1978)).

(iii) In response to the Staff’s comment, the Company respectfully submits that Section 12 of the subscription agreement does apply to claims under the federal securities laws. The subscription agreement defines in relevant part in Section 12(a) of the subscription agreement a claim as:

“[…] Claim shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of this Agreement, any Investor Shares, the Sites, and/or other activities or relationships that involve, lead to, or results from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 12(e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.” (emphasis added).

Accordingly, the Company respectfully submit that the arbitration provision of Section 12 of the subscription agreement applies to “Claims” in relation to the Offering and only to compliance with federal securities laws in so far as such compliance is directly related to the Offering.

(iv) In response to the Staff’s comment, the Company has revised Section 12 of the subscription agreement to disclose that by agreeing to this arbitration provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulation thereunder.

Based on the foregoing, the Company respectfully submits that the arbitration provision in Section 12 of the subscription agreement is enforceable under federal and Delaware law and that the material risks of such dispute resolution are disclosed in the Company’s offering documents.

10. We note that your governing law provision in Section 13.3 of your operating agreement identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, a federal court in Delaware) as the exclusive forum for all disputes arising from this agreement. Please describe this provision in the offering circular, including any risks or other impacts on investors, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the governing law provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the disclosure in the Amendment No. 1 has been revised to confirm that the forum selection provision in Section 13.3 in the Company’s operating agreement will not apply to actions arising under the Exchange Act or Securities Act. The Company will also revise its amended and restated operating agreement to reflect these changes.

11. We note that Section 13 of your subscription agreement and Section 13.4 of your operating agreement include a jury trial waiver provision. Please disclose the provisions in your offering statement and discuss the significant risks of these provisions to your investors. In this regard, please disclose whether the jury trial provisions apply to claims under the federal securities laws.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company has revised its disclosure to (i) disclose the jury trial waiver provisions of both the Company’s operating agreement and the subscription agreement in the Amendment No. 1 and (ii) discuss and provide risk factors discussing the significant risks jury trial waiver provisions may have for investors. In addition, the Company has revised its disclosure to confirm that the jury trial waiver provisions apply to claims under the federal securities laws.

12. Please ensure that the supplement to the offering circular, the template of which you have included as Exhibit 15.4 to the offering circular, reflects a monthly, rather than quarterly price, and that you disclose the number of Investor Shares outstanding at the end of the month preceding the adjustment to arrive at NAV per Investor Share.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the supplement to the offering circular, included as Exhibit 15.4 to the offering circular, to (i) reflect monthly rather than quarterly adjustments to the NAV and (ii) to reflect disclosure of the Investor Shares outstanding at the end of the preceding month prior to the NAV adjustment.

*****

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.
Sosnow & Associates PLLC